EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2014		2013		2012		2011		2010
Earnings:
Net income	$44,874		$23,071		$8,593		$11,313		$37,982
Add: Fixed Charges	54,307		45,129		52,035		39,042		23,787

Earnings, as adjusted (A)	$99,181		$68,200		$60,628		$50,355		$61,769

Fixed charges:
Interest expensed and capitalized	$50,825		$42,055		$48,907		$36,583		$22,780
Amortized premiums discounts and capitalized expenses related to indebtedness	3,482		3,074		3,128		2,459		1,007

Fixed charges, as adjusted (B)	$54,307		$45,129		$52,035		$39,042		$23,787

Ratio of earnings to fixed charges ((A) divided by (B)):	1.83	x	1.51	x	1.17	x	1.29	x	2.60	x